Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following communications were made available by posts on Twitter:

Tweet 1: #ICYMI RT @cschweitz: Comcast CEO: "We're beginning to make our service look like Uber.”
[link to http://www.usatoday.com/story/money/business/2014/03/18/comcast-ceo-interview/6577633/]
[link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

Tweet 2: #Comcast CEO on Time Warner Cable merger and the future of television [link to http://www.usatoday.com/videos/opinion/2014/03/18/6579985/] via @usatoday [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

Tweet 3: .@DLCohenComcast chats with @penn about the #digitaldivide & #internetessentials [link to http://www.thedp.com/article/2014/03/comcast-vice-president-speaks-on-campus?utm_content=buffer031e4&utm_medium=social&utm_source=twitter.com&utm_campaign=buffer]  [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

The following article written by a third party was made available via a link provided in the above communications:

Comcast VP and Chairman of Penn Board of Trustees talks "digital divide"
Among other initiatives, Comcast wants to bring internet to low incomes families

By Jessica Washington; March 19, 2014, 6:12 pm; Updated March 20, 2014, 1:02 am

Comcast, Penn's Center City neighbor, is pioneering several corporate responsibility initiatives.

Yesterday, David L. Cohen, Executive Vice President at Comcast and Chairman of the Board of Trustees at Penn, spoke at the Law School. Cohen, a Penn Law graduate, has had an extensive career in both politics and law. Law professor Jerry H. Goldfeder moderated the talk, which focused predominantly on Cohen’s insight into politics and the communications industry.

Cohen wants to see more financial transparency in political campaigns, based on his experiences first as campaign manager and then as chief of staff for former Pennsylvania Governor Ed Rendell during Rendell's Philadelphia mayorship.

“Long-term solutions for the political system as a whole lie in the structure of elections,” Cohen said. He pointed to the “corrosive impacts of super [political action committees]” on elections.

“I won’t give to a super PAC on a moral level ... and [not giving to super PACs] is a policy at Comcast, as well,” Cohen said.

Cohen talked about the potential upcoming merger of Comcast with Time Warner Cable. The merger has received criticism — in particular, a petition against it by Senator Al Franken — for creating a monopoly.

“He has no case,” Cohen said. “Absolutely no competition exists between Comcast and Time Warner Cable.”

The merger has also been criticized for being a "gatekeeper against innovation on the internet," according to Cohen. But he maintains that Comcast has “no market incentive to throttle innovation, as broadband is our largest cash flow.”

Cohen argued that the merger would also not hurt consumer prices.

One point Cohen was particularly passionate about was the digital divide. “Broadband is the civil rights issue of the modern era,” he said, echoing civil rights activist John Lewis.

“The internet has the transformative potential to equalize access to health care, education, news and entertainment," Cohen said. "However, currently the Internet is exacerbating differences rather than leveling the playing field. We should all be embarrassed about that.”

Comcast's Internet Essentials program is intended to close the digital divide. “Internet Essentials is the largest comprehensive broadband program for low-income [citizens],” Cohen said. The program attacks the three main causes of the digital divide — “absence of understanding of the internet, cost of equipment and cost of services."

Those eligible are families with children who qualify for the National School Lunch Program — which, according to Cohen, is 80 percent of students in the Philadelphia area. Internet Essentials offers those families a lower rate for their Internet usage, subsidizes equipment and gives digital literacy classes. Ninety-four percent of Internet Essentials participants, about 1.6 million Americans , have seen academic improvement in their children.

“We will do everything in our power to close this digital divide. If we don’t take this issue on, then no other company will,” Cohen added.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner

Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.